UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 28, 2015

COURIER CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	1-34268	04-2502514
(State or other	(Commission	(IRS Employer
jurisdiction of	File Number)	Identification No.)
incorporation)

15 Wellman Avenue
North Chelmsford, MA	01863
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (978) 251-6000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events.

On January 28, 2015, Courier Corporation issued a press release, a copy which is attached hereto as Exhibit 99.1 and is hereby incorporated into this report by reference.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued on January 28, 2015 by Courier Corporation

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Quad/Graphics and Courier operate and beliefs of and assumptions made by Quad/Graphics management and Courier management, involve uncertainties that could significantly affect the financial results of Quad/Graphics or Courier or the combined company. Words such as “aim,” “expect,” “anticipate,” “intend,” “plan,” “goal,” “believe,” “hope,” “seek,” “target,” “continue,” “estimate,” “will,” “may,” “would,” “could,” “should,” or variations of such words and similar expressions or the negative thereof are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements regarding the financial condition, results of operations and business of Quad/Graphics and Courier and the combined businesses of Quad/Graphics and Courier and certain plans and objectives of Quad/Graphics and Courier with respect thereto, including the expected benefits of the proposed transactions. In addition, the unsolicited non-binding proposal from RR Donnelley may not result in a definitive agreement for an alternative business combination transaction.  All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, (iii) increased or unanticipated competition, (iv) risks associated with acquisitions, (v) availability of financing and capital, (vi) risks associated with achieving expected revenue synergies or cost savings, (vii) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (viii) risks associated with the integration of Quad/Graphics’ and Courier’s respective businesses, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Quad/Graphics and Courier from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Quad/Graphics nor Courier undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Quad/Graphics expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Courier that also constitutes a prospectus of Quad/Graphics. Courier will mail the proxy statement/prospectus to its shareholders. Quad/Graphics and Courier also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Quad/Graphics and Courier with the SEC at the SEC’s website at

www.sec.gov. Copies of the documents filed by Quad/Graphics with the SEC will be available free of charge on Quad/Graphics’ website at www.QG.com or by contacting Quad/Graphics Investor Relations at IR@qg.com. Copies of the documents filed by Courier with the SEC will be available free of charge on Courier’s website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

This communication is not a solicitation of a proxy from any investor or shareholder. However, Courier and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Courier’s executive officers and directors in Courier’s annual report on Form 10-K filed on December 1, 2014 as amended, and its definitive proxy statement filed with the SEC on December 10, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Courier using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COURIER CORPORATION

Dated: January 28, 2015	By:	/s/ Peter M. Folger
Name: Peter M. Folger
Title: Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release issued on January 28, 2015 by Courier Corporation